FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                                     OF THE
                         SECURITIES EXCHANGE ACT OF 1934


For  the  month  of  November,  2002


                            ENERGY POWER SYSTEMS LIMITED
                  (FORMERLY: ENGINEERING POWER SYSTEMS LIMITED)
                  ---------------------------------------------
                    (Address of Principal executive offices)


          Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6
          ------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

     Form  20-F    X          Form  40-F
               -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

               Yes                     No     X
                                          -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     ENERGY  POWER  SYSTEMS  LIMITED
                              (formerly:  Engineering  Power  Systems  Limited)


Date:  November  15,  2002               By:  "Sandra  J.  Hall"
     ---------------------                  ----------------------------------
     Sandra  J.  Hall,  President,  Secretary  &  Director

     ENERGY  POWER  SYSTEMS  LIMITED

     CONSOLIDATED  FINANCIAL  STATEMENTS
     FOR  THE  YEARS  ENDED  JUNE  30,  2002,  2001  AND  2000
     (EXPRESSED  IN  CANADIAN  DOLLARS)

     ENERGY  POWER  SYSTEMS  LIMITED
     CONSOLIDATED  FINANCIAL  STATEMENTS
     FOR  THE  YEARS  ENDED
     JUNE  30,  2002,  2001  AND  2000
     (EXPRESSED  IN  CANADIAN  DOLLARS)

     CONTENTS
--------------------------------------------------------


AUDITORS'  REPORT     2

COMMENTS  BY  AUDITOR  FOR  U.S.  READERS  ON
CANADA-U.S.  REPORTING  DIFFERENCE     3

CONSOLIDATED  FINANCIAL  STATEMENTS
Balance  Sheets     4
Statements  of  Loss  and  Deficit     5
Statements  of  Cash  Flows     6
Summary  of  Significant  Accounting  Policies     7-10
Notes  to  Consolidated  Financial  Statements     11-33

================================================================================

     AUDITORS'  REPORT

--------------------------------------------------------------------------------



TO  THE  SHAREHOLDERS  OF
ENERGY  POWER  SYSTEMS  LIMITED

We have audited the consolidated balance sheets of Energy Power Systems Limited as at June 30, 2002 and 2001 and the consolidated statements of loss and deficit and consolidated statements of cash flows for the years ended June 30, 2002, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian and U.S. generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2002 and 2001 and the results of its operations and its cash flows for the years ended
June 30, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.



(signed)  BDO  Dunwoody  LLP

Chartered  Accountants

Toronto,  Ontario
August  29,  2002

================================================================================


     COMMENTS  BY  AUDITOR  FOR  U.S.  READERS
     ON  CANADA-U.S.  REPORTING  DIFFERENCE

--------------------------------------------------------------------------------






In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change described in Note 5 to the financial statements. Our report to the shareholders dated August 29, 2002 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the Auditors' Report when the change is properly accounted for and adequately disclosed in the financial statements.




(signed)  BDO  Dunwoody  LLP

Chartered  Accountants

Toronto,  Ontario
August  29,  2002


===============================================================================
                                                                ENERGY POWER SYSTEMS LIMITED
                                                                 CONSOLIDATED BALANCE SHEETS
                                                             (EXPRESSED IN CANADIAN DOLLARS)

JUNE 30                                                             2002           2001
--------------------------------------------------------------------------------
ASSETS

CURRENT
Cash and cash equivalents                                       $  5,610,621   $  1,242,621
Marketable securities (market value $283,800; $255,290 - 2001)       283,800        221,213
Accounts receivable (Note 1)                                       5,218,201      4,331,086
Inventories and work in progress                                   2,652,816      1,039,853
Due from co-venturer (Note 6)                                        159,110        208,652
Prepaid expenses                                                      59,618         67,329
Investment (Note 2)                                                        -      3,500,000
Future income tax asset (Note 11)                                     61,473        235,000
                                                                 ---------------------------
                                                                  14,045,639     10,845,754
INVESTMENT (Note 2)                                                3,500,000              -
OIL AND GAS PROPERTIES (Note 3)                                    4,400,078      2,017,493
CAPITAL ASSETS (Note 4)                                            2,834,859      3,268,096
FUTURE INCOME TAX ASSET (Note 11)                                    533,527        862,000
GOODWILL (Note 5)                                                          -      2,056,832
                                                                 --------------------------
                                                                $ 25,314,103   $ 19,050,175
===============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT
Bank indebtedness (Note 7)                                      $  1,462,766   $    829,001
Accounts payable and accrued liabilities                           4,022,114      4,200,868
Due to shareholders (Note 8)                                         628,346      1,162,403
Current portion of long term debt (Note 9)                           185,925        182,151
Future income tax liability (Note 11)                                432,490        266,000
                                                                 --------------------------
                                                                   6,731,641      6,640,423
DUE TO SHAREHOLDERS (Note 8)                                               -        350,000
LONG-TERM DEBT (Note 9)                                              501,670        646,311
FUTURE INCOME TAX LIABILITY (Note 11)                                 22,110         56,000
                                                                 --------------------------
                                                                   7,255,421      7,692,734
                                                                 --------------------------
SHAREHOLDERS' EQUITY
Share capital (Note 10)                                           42,096,732     32,207,289
Deficit                                                          (24,038,050)   (20,849,848)
                                                                 --------------------------
                                                                  18,058,682     11,357,441
                                                                 --------------------------
                                                                $ 25,314,103   $ 19,050,175
===============================================================================




On  behalf  of  the  Board:

(signed)  Sandra  J.  Hall
---------------------------
     Director


(signed)  James  C.  Cassina
----------------------------
     Director


===============================================================================
                                                               ENERGY POWER SYSTEMS LIMITED
                                                CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                                                            (EXPRESSED IN CANADIAN DOLLARS)


FOR THE YEARS ENDED JUNE 30                         2002           2001           2000
--------------------------------------------------------------------------------
REVENUE                                         $ 22,010,321   $ 19,083,808   $ 18,924,369

COST OF SALES AND OIL AND GAS OPERATING COSTS
(including amortization of capital assets and
depletion $574,208; 2001 - $258,629; 2000 - $    211,703)
                                                  19,037,135     16,571,162     15,127,539
                                               -------------------------------------------
GROSS PROFIT                                       2,973,186      2,512,646      3,796,830
                                               -------------------------------------------

EXPENSES
Administrative expenses                            4,191,316      2,626,513      4,344,657
Amortization of goodwill                                   -        261,258        261,258
Amortization of capital assets                       124,405        157,111        154,416
Interest                                              78,334        165,965        100,588
Interest on long term debt                            57,675         90,523        113,959
                                               -------------------------------------------

                                                   4,451,730      3,301,370      4,974,878
                                               -------------------------------------------

LOSS FROM CONTINUING OPERATIONS BEFORE
THE FOLLOWING UNDERNOTED ITEMS                    (1,478,544)      (788,724)    (1,178,048)
OTHER INCOME (Note 12)                             1,258,677         66,218         72,486
WRITE DOWN OF INACTIVE CAPITAL ASSETS               (316,668)    (1,500,000)             -
                                               -------------------------------------------
NET LOSS FROM CONTINUING OPERATIONS BEFORE
INCOME TAXES                                        (536,535)    (2,222,506)    (1,105,562)
                                               -------------------------------------------
INCOME TAXES (Note 11)
Current                                              (39,765)             -         36,045
Future                                               634,600     (1,248,100)       330,300
Utilization of loss carryforwards                          -              -        (35,000)
                                               -------------------------------------------
                                                     594,835     (1,248,100)       331,345
                                               -------------------------------------------
NET LOSS FROM CONTINUING OPERATIONS               (1,131,370)      (974,406)    (1,436,907)

LOSS FROM DISCONTINUED OPERATIONS (Note 20)                -     (2,660,510)    (1,250,992)
                                               -------------------------------------------
NET LOSS FOR THE YEAR                             (1,131,370)    (3,634,916)    (2,687,899)
===============================================================================

DEFICIT, beginning of year                       (20,849,848)   (17,214,932)   (14,527,033)

TRANSITIONAL IMPAIRMENT LOSS (Note 5)             (2,056,832)             -              -
                                               -------------------------------------------
DEFICIT, beginning of year, as restated          (22,906,680)   (17,214,932)   (14,527,033)
                                               -------------------------------------------
DEFICIT, end of year                            $(24,038,050)  $(20,849,848)  $(17,214,932)
===============================================================================
NET LOSS FROM CONTINUING OPERATIONS
PER SHARE (Note 16)                             $      (0.17)  $      (0.23)  $      (0.46)
===============================================================================
NET LOSS FOR THE YEAR PER SHARE (Note 16)       $      (0.17)  $      (0.85)  $      (0.86)
===============================================================================


   The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.


===============================================================================
                                                               ENERGY POWER SYSTEMS LIMITED
                                                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                            (EXPRESSED IN CANADIAN DOLLARS)


FOR THE YEARS ENDED JUNE 30                            2002          2001          2000
--------------------------------------------------------------------------------
CASH FLOWS PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Net loss from continuing operations for the year   $(1,131,370)  $  (974,406)  $(1,436,907)
Adjustments to reconcile net loss to net cash
provided by operating activities
Amortization of goodwill                                     -       261,258       261,258
Amortization of capital assets and depletion           698,613       415,740       366,119
Income taxes                                           634,600    (1,248,100)      330,300
Loss on sale of capital assets                          (7,895)        7,796         1,825
Gain on sale of marketable securities                  (22,311)            -             -
Valuation provision on marketable securities           108,376             -             -
Unrealized foreign exchange loss                             -             -        50,000
Write down of inactive capital assets                  316,668     1,500,000             -
Professional fees settled by issuance of
shares                                                       -             -       225,000
Net change in non-cash working capital
balances (Note 13)                                  (2,617,222)   (1,223,064)      160,235
                                               -------------------------------------------
Cash used by operating activities
from continuing operations                          (2,020,541)   (1,260,776)      (42,170)
Cash used by discontinued operations                         -       (52,278)   (2,487,076)
                                               -------------------------------------------
                                                    (2,020,541)   (1,313,054)   (2,529,246)
                                               -------------------------------------------
INVESTING ACTIVITIES
Purchase of marketable securities, net                (148,652)     (221,213)            -
Due from co-venturers                                   49,542       (91,968)            -
Purchase of oil and gas assets                      (2,759,206)   (1,727,857)            -
Purchase of capital assets                            (163,087)     (213,991)     (181,447)
Proceeds from sale of capital assets                    22,900        27,000        55,500
Other assets                                                 -     3,355,025       598,318
Restricted cash                                              -             -     2,095,984
Investing activities of discontinued operations              -        22,900     4,028,962
                                               -------------------------------------------
                                                    (2,998,503)    1,149,896     6,597,317
                                               -------------------------------------------
FINANCING ACTIVITIES
Bank indebtedness                                      633,765       321,779      (135,854)
Long term debt, net                                   (198,207)     (277,187)     (469,954)
Due to related parties                                       -             -       490,098
Advances from(repayments to) shareholders             (404,057)   (1,930,057)      282,137
Issuance of common shares                            9,355,543     1,350,000             -
Issuance of preference shares                                -       250,000             -
Financing activities of discontinued operations              -       (79,803)   (2,700,596)
                                               -------------------------------------------
                                                     9,387,044      (365,268)   (2,534,169)
                                               -------------------------------------------
NET INCREASE (DECREASE) IN CASH DURING THE YEAR      4,368,000      (528,426)    1,533,902

CASH AND CASH EQUIVALENTS, beginning of year         1,242,621     1,771,047       237,145
                                               -------------------------------------------
CASH AND CASH EQUIVALENTS, end of year             $ 5,610,621   $ 1,242,621   $ 1,771,047

===============================================================================



SEE  SUPPLEMENTARY  CASH  FLOW  INFORMATION  (Note  13  (a))

===============================================================================

                                                    ENERGY POWER SYSTEMS LIMITED
                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
NATURE  OF  BUSINESS
AND  PRINCIPLES  OF
CONSOLIDATION
     Energy Power Systems Limited ("EPS" or the "Company") is a corporation amalgamated under the laws of the Province of Ontario. The Company's business focus is to explore and develop oil and gas reserves. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries M&M Engineering Limited ("M&M") and its wholly-owned subsidiary M&M Offshore Limited ("MMO") whose business focus is engineering mechanical contracting and steel fabrication in Newfoundland.

     Pursuant to Articles of Amendment dated February 2, 2001 the Company changed its name from Engineering Power Systems Limited to Energy Power Systems Limited.

     During fiscal 2001 the Company decided to discontinue efforts to act as a developer of independent power projects. The Company is seeking a developer who will purchase its interest in the Karnataka Project. In addition, the Company intends to monetize its investment in the Andhra Pradesh Project. This segment has been treated as discontinued operations for accounting purposes (see Note
20). As such the operations of the Company's Power Division have been excluded from the consolidated statement of loss and deficit from continuing operations in current and prior periods.

     During fiscal 2000, EPS disposed of its interests in Merlin Engineering A.S. ("Merlin") and divested ASI Holdings Inc. ("ASIH"). These operations have been treated as discontinued operations for accounting purposes (see Note 20). As such, the operations of Merlin and ASIH have been excluded from the consolidated statement of loss and deficit from continuing operations in current and prior periods.

     These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.

OIL  AND  GAS
PROPERTIES
     The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

     Costs capitalized, together with the costs of production equipment, are depleted on the unit-of-production method based on the estimated gross proved reserves. Petroleum products and reserves are converted to equivalent units of natural gas at approximately 6,000 cubic feet to 1 barrel of oil.

===============================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
OIL  AND  GAS
PROPERTIES  -
(CONTINUED)

     Costs acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

     Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion. Alberta Royalty Tax Credits are included in oil and gas sales.

     In applying the full cost method, the Company performs a ceiling test which restricts the capitalized costs less accumulated depletion and amortization from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves, as determined by independent engineers, based on sales prices achievable under existing contracts and posted average reference prices in effect at the end of the year and current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes.

ROYALTIES
     As is normal to the industry, the Company's production is subject to crown, freehold and overriding royalties, and mineral or production taxes. These amounts are reported net of related tax credits and other incentives available.

ENVIRONMENTAL  AND
SITE  RESTORATION
COSTS
     A provision for environmental and site restoration costs is made when restoration requirements are established and costs can be reasonably estimated. The balance of future salvage value of assets is netted against the future site restoration accrual. The accrual is based on management's best estimate of these future costs on the ratio of actual production to proved producing reserves.

ACCOUNTING
ESTIMATES
     The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be material.

===============================================================================

                                                    ENERGY POWER SYSTEMS LIMITED
                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
REVENUE
RECOGNITION
     Industrial  and  Offshore  Division

     Revenue from engineering construction and fabrication contracts is recognized on the percentage of completion method. The percentage of completion method recognizes revenue by assessing the value of the work performed in relation to the total estimated cost of the contract based on the contract value. Contract costs include all direct material and labour costs and those indirect costs related to contract performance such as supplies, tools and repairs. Administrative and general overheads are charged to expense as incurred. Contract losses are provided for in full in the year in which they become apparent.

     Oil  and  Gas  Division

     Oil and gas revenue is recognized on actual production, and upon delivery of the product to the customer based on the operators' reports.

MARKETABLE
SECURITIES
     Marketable securities are valued at the lower of cost or market on a portfolio basis.

INVESTMENT
     The investment in Konaseema EPS Oakwell Power Limited ("KEOPL") is recorded at expected net recoverable amount. The actual recoverable amount is dependent on future events and could differ materially from the actual amount recovered.

INVENTORIES
     Inventories of finished goods are valued at the lower of cost and net realizable value. Raw materials are valued at the lower of cost and replacement cost.

JOINT  VENTURES
     The Company uses the proportionate consolidation method to account for its non oil and gas joint ventures.

     The majority of the Company's petroleum and natural gas exploration activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

CAPITAL  ASSETS
     Capital assets consist primarily of fabrication buildings, office equipment, and manufacturing equipment. These assets are recorded at cost less accumulated amortization and write down for impairment.

     Capital assets are amortized on the declining balance basis over their estimated useful lives at the following rates:

            Buildings                           3%
            Manufacturing equipment            20%
            Tools and equipment                20%
            Office equipment                   20%
            Vehicles                           30%
            Paving                              7%
            Equipment under capital leases     20%
===============================================================================

                                                    ENERGY POWER SYSTEMS LIMITED
                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------

GOODWILL
     Goodwill represents the excess purchase price paid for business combinations over the value assigned to identifiable net assets acquired. Goodwill is tested for impairment at least annually and an impairment loss is recognized when the carrying amount of the goodwill of a reporting unit exceeds the fair value of the goodwill. The fair value of the reporting unit is obtained using the present value of expected cash flows.

MARKETING  AND
PROMOTION  COST
     Marketing and promotion costs for new business opportunities are charged to administrative expenses as incurred.

FOREIGN  CURRENCY
TRANSLATION
     Foreign currency accounts are translated to Canadian dollars as follows:

     At the transaction date, each asset, liability, revenue or expense is translated into Canadian dollars by the use of the exchange rate in effect at that date. At the year end date, monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at that date and the resulting foreign exchange gains and losses are included in income in the current period.

INCOME  TAXES
     The Company accounts for income taxes under the asset and liability method. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carryforwards. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such tax assets will not be realized.

STOCK  BASED
COMPENSATION
     The Company has established a stock option plan (the "Plan") for directors, officers and key employees. No compensation expense is recognized for these plans when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

CASH  AND  CASH
EQUIVALENTS
     Cash and cash equivalents consist of cash on hand, bank balances and investments in money market instruments with maturities of three months or less.

===============================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
1.     ACCOUNTS  RECEIVABLE


Receivables  consist  of  the  following:

                                                    2002        2001
                                              ----------------------
Trade                                         $4,930,847  $4,161,427
Holdbacks                                        287,354     169,659
                                              ----------------------
                                              $5,218,201  $4,331,086
                                              ======================





2.     INVESTMENT


Investment  consists  of  the  following:

                                                         2002        2001
                                                   ----------------------
Investment in Konaseema EPS Oakwell Power Limited  $3,500,000  $3,500,000
                                                   ----------------------
Less: current portion                                       -   3,500,000
                                                   ----------------------
Long term portion                                  $3,500,000  $        -
                                                   ======================



The Company owns 11,348,200 ordinary equity shares of Rs. 10 each, of Konaseema EPS Oakwell Power Limited ("KEOPL") (the "KEOPL Shares"), a company incorporated in India, which is developing the Andhra Pradesh Project. Pursuant to the Revised VBC Agreement dated August 10, 2000 between the Company, VBC Group ("VBC"), KEOPL's parent company, and KEOPL, VBC shall purchase the Company's investment in KEOPL for INR 113,482,000 (approximately Cdn. $3,500,000) on or before June 30, 2002 if the Company offers its KEOPL Shares to VBC prior to June 30, 2002.

On May 3, 2002, the Company, pursuant to the Revised VBC Agreement, offered and tendered the KEOPL Shares to VBC for purchase on or before June 30, 2002. On July 1, 2002, VBC raised a dispute regarding the purchase and sale of the KEOPL shares.

The Company is pursuing legal remedies against VBC to effect the purchase and sale of the KEOPL shares to VBC. The Company estimates that the carrying amounts of the investment in KEOPL will be fully recovered. The actual recoverable amount is dependent upon future events and could differ materially from the amount estimated by management.

===============================================================================

                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
3.     OIL  AND  GAS  PROPERTIES

During the year, the Company commenced an exploration and drilling program resulting in expenditures of $2,759,206. During the previous year the Company acquired various working interests in producing and non-producing oil and gas properties in Alberta, Ontario and Prince Edward Island. As consideration, the Company paid $1,727,857 cash and issued 90,000 common shares for $335,000. These properties are carried at cost set out below:


Petroleum  and  natural  gas  properties  and  equipment
                                             ACCUMULATED
                                            DEPLETION AND   NET BOOK
                             COST            AMORTIZATION     VALUE
                           -----------------------------------------
June 30, 2002                  $4,822,063  $     421,985  $4,400,078
                           =========================================
June 30, 2001                  $2,062,857  $      45,364  $2,017,493
                           =========================================




As at June 30, 2002, costs of acquiring unproved properties in the amount of $1,186,516 (2001 - $376,842) were excluded from depletion calculations.

The Company is required to fund its share of costs and expenses. Failure to fund expenditures will in some cases result in a dilution of its interests.

--------------------------------------------------------------------------------
4.     CAPITAL  ASSETS


Capital  assets  consists  of  the  following:
     2002     2001

     ACCUMULATED     Accumulated

                                   COST     AMORTIZATION      Cost     Amortization
Land                            $  342,884  $           -  $  544,009  $           -
Building                         2,139,887        623,270   2,643,700        935,005
Manufacturing equipment            764,482        671,672     755,032        645,057
Tools and equipment              1,164,421        869,526   1,087,315        805,440
Office equipment                   311,029        217,999     281,107        200,264
Vehicles                           199,805        150,625     204,707        137,452
Paving                              37,460         15,999      36,152         14,433
Equipment under capital leases     879,687        455,705     811,907        358,182
                                ----------------------------------------------------
                                 5,839,655      3,004,796   6,363,929      3,095,833
                                ----------------------------------------------------
Net book value                                 $2,834,859              $   3,268,096
                                               =====================================




The Company's ownership in the building located in Port aux Basques, Newfoundland, which is an inactive asset with a carrying amount of $100,000 (2001 - $407,705) may be subject to a third party debenture of $500,000 on the leasehold interest that expires on December 22, 2008. The Company's position with respect thereto is that it does not believe the debenture holder's security interest is valid.
===============================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
5.     GOODWILL

     During the year, the Company adopted the recommendations of the new CICA Handbook Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangibles. As a result of applying the new standards, management determined that the value of goodwill was impaired and accordingly a transitional impairment loss $2,056,832 has been charged to opening deficit. Goodwill had previously been amortized over 10 years.

     Goodwill is recorded net of the transitional impairment loss of $2,056,832 and accumulated amortization prior to adoption of $615,417 (2001 - $615,417).

     The adjusted net loss, basic loss per share from continuing operations and basic loss per share for comparative fiscal years ending June 30, 2001 and 2000 if no amortization was recorded in those years are as follows:



                                                  2002          2001          2000
                                            --------------------------------------
Reported net loss               $           (1,131,370)  $(3,634,916)  $(2,687,899)

Add back:   Goodwill amortization                    -       261,258       261,258
                                            ---------------------------------------
Adjusted net loss               $           (1,131,370)  $(3,373,658)  $(2,426,641)
                                            =======================================

Basic loss per share:
Reported net loss for the year  $                (0.17)  $     (0.85)  $     (0.86)
Goodwill amortization                                -          0.06          0.08
                                             --------------------------------------
Adjusted net loss for the year  $                (0.17)  $     (0.79)  $     (0.78)
                                             ======================================

--------------------------------------------------------------------------------


6.     JOINT  VENTURES

The Company's subsidiary, M&M, carries on part of its business in four joint ventures, Newfoundland Service Alliance Inc. ("NSA"), a 20% owned joint venture Magna Services Inc. ("Magna"), a 50% owned joint venture, Liannu, a limited partnership, which the Company owns 49% and acts as the general partner and North Eastern Contractors Limited, a 50% joint venture.

===============================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
6.     JOINT  VENTURES  -  (CONTINUED)

During the 2002 fiscal year the Company recorded $1,584,865 (2001 - $1,354,170) of revenue from NSA and eliminated on proportionate consolidation $330,180 (2001
- $225,695). The Company also recorded revenue from Magna of $ Nil (2001 - $166,836) and eliminated $ Nil (2001 - $83,418).

The following is a summary of the combined financial information relating to the Company's proportionate interest in these joint ventures, unadjusted for transactions between the joint venture and the Company:


                                                 PROPORTIONATE SHARE OF JOINT
                                              VENTURES' FINANCIAL INFORMATION


                                                            2002         2001
                                                -----------------------------
Balance sheet
Current assets                                      $ 1,215,722   $  562,138
Non current assets                                        3,636        4,375
Current liabilities                                  (1,206,601)    (555,763)

Operations
Revenue                                               2,932,433    2,860,599
Operating expenses and amortization                   2,932,564    2,860,429
Net income                                                 (131)         170

Cash flows
Operating activities                                   (117,249)    (179,002)
Investing activities                                     19,000       75,966
Financing activities                                     50,000          (51)

--------------------------------------------------------------------------------

7.     BANK  INDEBTEDNESS

Bank indebtedness of M&M represents a revolving credit facility payable on demand and bears interest at prime plus 2.25% from November 15, 2001 and prime plus 2.0% for previous periods (average 2002 - 6.26%; 2001 - 8.66%).

The bank indebtedness is collateralized by a general assignment of accounts receivable and inventory, a demand debenture providing a second fixed charge over property and immovable equipment, a first fixed charge over certain equipment and a floating charge over all assets.

The credit agreement which M&M has with the bank contains certain restrictive covenants with respect to maintenance of certain financial ratios, declaration and payment of dividends, advancement of funds to and from related parties and acquisition of unfunded capital assets in excess of $400,000 (2001 - $400,000). As at June 30, 2002 M&M was in compliance with these covenants.

During 2002, one of M&M's joint ventures obtained a credit facility in the amount of $150,000, which is repayable on demand and bears interest at the bank's prime lending rate plus 2.00% per annum. As security for this facility, M&M postponed its claim for $50,000 owed to them by the joint venture until repayment of the credit facility to the bank and provided a guarantee of $75,000 (see also Note 18).

===============================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
8.     DUE  TO  SHAREHOLDERS

The amount due to shareholders is comprised of a non-interest bearing promissory note of $313,300 (2001 - $989,172) and a non-interest bearing amount due to a shareholder of $315,046 (2001 - $523,231).

The  promissory  notes  were  fully  repaid  subsequent  to  June  30,  2002.
--------------------------------------------------------------------------------


9.     LONG-TERM  DEBT

                                                               2002         2001
                                                      ---------------------------
Roynat Inc. mortgage maturing in 2008 with interest at Roynat cost of funds plus 3.25% ( 2002 - 6.26%; 2001 - 9.24%)
repayable in monthly principal payments of $7,000, plus
interest.  The mortgage is collateralized by a first charge
on land and building of M&M, and a floating charge on
all other assets subject to a prior  floating charge in
favour of the Canadian Imperial Bank of Commerce (see
Note 7)                                                    $  521,400   $605,400
Capital leases on equipment, with interest at 5.4% to
16.3% (2001 - 7.2% to 16.7%) compounded semi-
annually, repayable in blended monthly payments of
  10,200 (2001 - $10,000)                                     166,195    223,062
                                                       --------------------------
                                                              687,595    828,462
Less:  Current portion                                        185,925    182,151
                                                       ---------------------------
                                                           $  501,670   $646,311
                                                        ===========================



Principal repayments on long-term debt in each of the next five years are estimated as follows:

                 2003                $185,925
                 2004                 120,808
                 2005                 106,978
                 2006                  88,484
                 2007 and thereafter  185,400

===============================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
10.     SHARE  CAPITAL

     (a)     Authorized

Unlimited  Common  shares,  without  par  value
Unlimited  Class  A  Preference  shares,  Series  1
Unlimited  Class  A  Preference  shares,  Series  2


(b)     Issued
                                                       NUMBER OF
                                                          SHARES     CONSIDERATION
                                                      ----------------------------
Common shares

Balance, as at June 30, 2000                             12,670,678   $29,322,289

Returned to treasury                                        (25,000)            -
Issued pursuant to a private placement (i)                8,000,000       800,000
Share consolidation (ii)                                (15,482,259)            -
Warrants exercised                                        1,000,000       520,000
Options exercised (iii)                                      20,000        30,000
Issued for acquisition of oil and gas property (iv)          90,000       335,000
                                                        --------------------------
Balance, as at June 30,2001                               6,273,419    31,007,289

Issued pursuant to a private placement (v), net of
issue costs of $273,525                                   1,100,000     6,668,993
Warrants exercised                                        1,960,000     2,240,000
Options exercised (vi)                                      277,500       926,550
Settlement of professional fees (vii)                         7,726        53,900
Conversion of Preference shares (viii)                      960,000     1,200,000
                                                         -------------------------
Balance, as at June 30, 2002                             10,578,645   $42,096,732
                                                         =========================
Class A Preference shares, Series 2

Issued for cash and settlement of debt (viii)
during 2001 and balance, as at June 30, 2001                960,000   $ 1,200,000

Conversion to common shares                                (960,000)   (1,200,000)
                                                         -------------------------
Balance, as at June 30, 2002                                      -   $         -
                                                         =========================
Total issued share capital as at June 30, 2001                     $   32,207,289
                                                                   ===============
Total issued share capital as at June 30, 2002                     $   42,096,732
                                                                   ===============


===============================================================================

                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
10.     SHARE  CAPITAL  -  (CONTINUED)

(i) On December 28, 2000 the Company issued 8,000,000 pre-consolidated units from treasury to arms length parties. Each unit was ascribed a value of $0.10 and was comprised of one common share, a 1/2 Series A common share purchase warrant and a 1/2 Series B common share purchase warrant. Each whole post consolidated Series A common share purchase warrant and each whole post consolidated Series B common share purchase warrant entitles the holder thereof to purchase one common share at a price of $0.52 per share and $0.80 per share respectively on or before December 28, 2002 and January 16, 2003 respectively.

(ii) On September 12, 2000, at a Special Meeting of Shareholders of the Company, the shareholders approved the consolidation of the Company's issued common shares on the basis that every four (4) pre-consolidation common shares will be converted into one (1) post-consolidation common share. On February 2, 2001 the Company filed Articles of Amendment consolidating the issued common shares on a one for four basis.

(iii) On February 6, 2001 the Company issued 20,000 options to a consultant for professional services. On June 6, 2001 the consultant exercised the 20,000 options for consideration of $30,000.

(iv) On June 30, 2001 the Company issued 90,000 common shares from treasury to an arms length party for consideration of $335,000 for the acquisition of producing and non-producing oil and gas properties.

(v) During the year the Company entered into three private placements with arms length parties as follows:

(a) The Company issued two allotments of 350,000 units at a price of US $4.00 per unit on November 9, 2001 and November 16, 2001 respectively for gross proceeds of US $2.8 million. Each unit was comprised of 350,000 common shares and one-tenth of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a purchase price of US $4.45 per common share exercisable for a period of six months after closing. On May 9, 2002, 35,000 warrants expired under their own terms and on May 16, 2002, 35,000 warrants expired under their own terms.

(b) On March 13, 2002 the Company issued 400,000 units at a price of U.S. $4.00 per unit for gross proceeds of US $1.6 million. Each unit was comprised of one common share and one-tenth of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a purchase price of US $4.45 per common share exercisable for a period of one year after closing.

(vi) On October 4, 2001 the Company issued 20,000 options to a consultant for professional services. On November 12, 2001 the consultant exercised the 20,000 options for consideration of $85,000. On November 8th, and 12th consultants exercised 4,000 and 20,000 options respectively for total proceeds of $96,000. During the year employees of the Company exercised a total of 233,500 options for total consideration of $745,550.

(vii) On October 19, 2001 the Company issued 7,726 common shares for total consideration of $53,900 to a former professional engaged by the Company for settlement of professional fees.
===============================================================================

                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
10.     SHARE  CAPITAL  -  (CONTINUED)

(viii) On February 2, 2001 the Company issued 960,000 Class A Preference shares, Series 2 from treasury to arms length parties. Each Series 2 share carries a 5% cumulative preferred annual dividend. Each Series 2 share is convertible during the first 30 months from the date of issuance into one unit of the Company at the rate of $1.25 per unit. Each unit is comprised of one common share and one common share purchase warrant. Each common share purchase warrant is exercisable at $1.50 for one common share for a period of two years after conversion. After 30 months each Series 2 share is convertible into one unit at the weighted average price of the market value of the Company's common shares during the period 10 days prior to conversion (the "Conversion Price"). Each unit is comprised of one common share and one common share purchase warrant exercisable at 10% above the Conversion Price for one common share for a period of two years after conversion. As consideration, $950,000 of promissory notes payable to the shareholders were applied to shareholder loans and $250,000 of cash was received.

     During the year holders of 960,000 Series 2 Preference shares in the capital of the Company exercised their conversion rights and acquired 960,000 common shares at $1.25 per share for total consideration of $1,200,000 and 960,000 common share purchase warrants with an exercise price of $1.50 per warrant. The holders subsequently exercised the 960,000 common share purchase warrants at $1.50 each for proceeds to the Company of $1,440,000.

(c)     Warrants


The following common share purchase warrants are outstanding as at June 30, 2002:

                                 NUMBER OF
                                   WARRANTS    EXPIRY DATE          PRICE
                                     96,000    October 4, 2002  $    9.60
                                     40,000    March 13, 2003    US $4.45





The  continuity  of  the  common  share  purchase  warrants  is  as  follows:


                                                        NUMBER OF
                                                        WARRANTS
Balance, as at June 30, 2000                            4,523,885

Share consolidation (Note 10 (b)(ii))                  (3,392,914)
Cancelled                                                (812,054)
Issued to non-controlling shareholders                  2,000,000
Exercised                                              (1,000,000)
                                                      ------------
Balance, as at June 30, 2001                            1,318,917

Issued to non-controlling shareholders                    110,000
Issued upon conversion of Series 2 Preference shares      960,000
Exercised                                              (1,960,000)
Expired                                                  (292,917)
                                                       -----------
Balance, as at June 30, 2002                              136,000
                                                       ===========



===============================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
10.     SHARE  CAPITAL  -  (CONTINUED)

(d)     Stock  Option  Plan

The Company has a Stock Option Plan (the "Plan") to provide incentive for the directors, officers, employees, consultants and service providers of the Company and its subsidiaries. The maximum number of shares which may be set aside for issuance under the Plan is 800,000 common shares (2001 - 281,250 common shares). Under the Plan, the Company has granted the following stock options as at June 30, 2002:


                                              NUMBER OF   EXERCISE       EXPIRY
                        HOLDER                  OPTIONS      PRICE         DATE
          Directors and employees         274,000      $ 6.30     January 8, 2006
          Consultant                       21,000        4.00       June 14, 2005





The  continuity  of  stock  options  is  as  follows:
                                                      WEIGHTED
                                                       AVERAGE
                                      NUMBER OF       EXERCISE
                                        OPTIONS          PRICE
Balance, June 30, 2000                  422,500         $ 4.02

Share consolidation (Note 10 (b)(ii))  (316,875)         16.07
Cancelled                              (105,625)         16.07
Issued                                  275,000           2.73
Exercised                               (20,000)          1.50
                                       -----------------------
Balance, June 30, 2001                  255,000           2.82
                                        ----------------------
Issued                                  342,500           6.18
Expired                                 (25,000)          4.00
Exercised                              (277,500)          3.34
                                       -----------------------
Balance, June 30, 2002                  295,000         $ 6.14
                                       =======================



All  options  are  vested  and  exercisable.

===============================================================================

                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
11.     INCOME  TAXES

Effective July 1, 2000, the Company changed its method of accounting for income taxes from the deferral method to the liability method. The liability method requires that accumulated tax balances be adjusted to reflect changes in the tax rates. This standard was applied retroactively; however, the difference was insignificant.


Significant components of the Company's future tax assets and liabilities are as follows:


                                       2002          2001
                               --------------------------
FUTURE INCOME TAX ASSETS:
Non-capital loss carryforwards  $ 4,016,968   $ 3,698,000
Capital losses                    2,340,635     2,465,000
Oil and gas properties              578,230        20,000
                                --------------------------
                                  6,935,833     6,183,000
Non-capital losses applied         (773,833)      (21,000)
Valuation allowance              (5,567,000)   (5,065,000)
                                --------------------------
                                $   595,000   $ 1,097,000
                                ==========================
Current portion                 $    61,473   $   235,000
                                ==========================
Long term portion               $   533,527   $   862,000
                                ==========================
FUTURE INCOME TAX LIABILITIES
Capital assets                  $  (119,375)  $   (56,000)
Work in progress                   (985,495)     (196,000)
Holdbacks                          (123,563)      (91,000)
                                --------------------------
                                 (1,228,433)     (343,000)
Non capital losses applied          773,833        21,000
                                --------------------------
                                $  (454,600)  $  (322,000)
                                ==========================
Current portion                 $  (432,490)  $  (266,000)
                                ==========================
Long term portion               $   (22,110)  $   (56,000)
                                ==========================

===============================================================================

                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)
JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
11.     INCOME  TAXES  -  (CONTINUED)


The  Company's  provision  for  income  taxes  is  comprised  as  follows:


                                                 2002         2001          2000
                                              --------------------------------------
Net loss from continuing operations           $(536,535)  $(2,222,506)  $(1,105,562)
                                              ======================================
Combined federal and provincial income tax
rate                                                 39%           43%           45%
                                              ======================================
Recovery of income tax calculated at
statutory rates                               $(209,249)  $  (955,678)  $  (497,502)
Increase (decrease) in taxes resulting from:
Non-deductible expenses                          21,263       672,578       461,000
Amortization of goodwill                              -       112,000       118,000
Depletion of oil and gas properties             146,883        20,000             -
Other                                           133,938             -      (352,498)
Benefits of previously unrecorded losses              -    (1,097,000)            -
Losses not recognized for income
 tax purposes                                         -             -       602,345
Valuation allowance adjustment                  502,000             -             -
                                              --------------------------------------
Provision for income taxes                    $ 594,835   $(1,248,100)  $   331,345
                                              ======================================





The  Company  and  its  subsidiaries  have  non-capital  losses of approximately
$10,200,000 which are available to reduce future taxable income. These non-capital losses expire as follows:

               2003                                               $26,000
               2004                                               887,000
               2005                                             2,900,000
               2006                                             1,938,000
               2007                                             1,427,000
               2008                                             1,580,000
               2009                                             1,442,000



--------------------------------------------------------------------------------
12.     OTHER  INCOME

Included in other income is a litigation settlement of $650,000 related to a claim against a company with respect to an asset purchase agreement. Also included is an overprovision for costs related to the Port aux Basques property settled for $214,500 less than accrued. The balance of other income relates mainly to credits received for workers compensation adjustments of prior years.

--------------------------------------------------------------------------------
13.     CHANGES  IN  WORKING  CAPITAL  AND  NON-CASH  TRANSACTIONS


Non-cash working capital transactions relating to funds from operations are as follows:


                                              2002          2001         2000
                                          --------------------------------------
Accounts receivables                      $  (887,115)  $  (997,513)  $(580,536)
Inventories and work in progress           (1,612,963)      485,491    (168,205)
Prepaid expenses                                7,711        13,758      (6,195)
Accounts payable and accrued liabilities     (124,855)     (724,800)    915,171
                                          --------------------------------------
                                          $(2,617,222)  $(1,223,064)  $ 160,235
                                          ======================================



===============================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
13.     CHANGES  IN  WORKING  CAPITAL  AND  NON-CASH  TRANSACTIONS  (CONTINUED)


(a)     Supplemental  Cash  Flow  Information


                                      2002      2001      2000
                                  ----------------------------
Cash paid for interest            $136,009  $256,488  $241,247
Cash paid for taxes                   -         -       19,501



(b)     Non-Cash  Transactions


     The  Company  entered  into  the  following  non-cash  transactions:

                                        2002      2001      2000
                                      ----------------------------
Shares issued pursuant to settlement
of professional fees                  $53,900      $-     $225,000
Shares issued pursuant to private
placement in settlement of
promissory notes                          -      950,000   768,000
Shares issued pursuant to exercise
of warrant in settlement of
promissory notes                       480,000      -         -
Shares issued to former subsidiary,
Merlin                                   -         -      400,000
Shares issued for acquisition of Oil
and Gas Properties                       -      335,000      -
Capital assets purchased through
capital leases                         57,340    95,694   172,755





--------------------------------------------------------------------------------

14.     COMMITMENTS

Operating  Leases


The Company has entered into agreements to lease vehicles and office equipment for various periods until the year 2007. The minimum rental commitments under operating leases are estimated as follows:

            2003                                        $90,489
            2004                                         55,460
            2005                                         22,000
            2006                                          7,276
            2007                                          3,032
                                                     ----------
                                                        178,257
                                                     ==========

===============================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
15.     FINANCIAL  INSTRUMENTS

The carrying values of the primary financial instruments of the Company, with the exception of long-term debt, approximate fair values due to the short-term maturities and normal trade credit terms of those instruments. Included in cash is $2,613,213 held at one financial institution and $2,693,179 held at a financial intermediary.

The fair value of long-term debt and amounts due to shareholders approximates carrying value in 2002 and 2001 as the terms were renegotiated.

The Company provides services and sells its products to many customers. Four customers represent 53% (2001 - three customers represents 53%) of the trade accounts receivable at year-end. One customer represents 31% (2001 - one customer represents 40%; 2000 - one customer represents 39%) of the revenue for the year. Two suppliers represent 28% (2001 - three suppliers represent 33%) of the trade accounts payable at year-end.

--------------------------------------------------------------------------------
16.     PER  SHARE  INFORMATION

In 2001 the Company adopted the treasury method for computing earnings per share and fully diluted earnings per share. The treasury method has been applied retroactively. Net loss per share has been determined using the weighted average number of common shares outstanding as at June 30, 2002 - 6,638,384 (2001 - 4,256,502; 2000 - 3,135,857).

In each of the fiscal years the exercise of warrants and stock options would be anti-dilutive. The weighted average number of common shares and net loss per share figures for prior year have been retroactively restated for the reverse stock split.

--------------------------------------------------------------------------------
17.     RECONCILIATION  TO  ACCOUNTING  PRINCIPLES
     GENERALLY  ACCEPTED  IN  THE  UNITED  STATES

The Company's accounting policies do not differ materially from accounting principles generally accepted in the United States ("US GAAP") except for the following:

(a)     Stock  Options

     Under US GAAP (FAS 123), stock options granted to consultants are recognized as an expense based on their fair value at the date of grant. Under Canadian GAAP the options are disclosed and no compensation expense is recorded. The calculation for the compensation of $8,621 (2001 - $112,040) is based on the Black-Scholes option pricing model with the assumption that no dividends are to be paid on common shares, a weighted average volatility factor for the Company's share price of 0.31 for 20,000 options issued during fiscal 2002 and a volatility factor for the Company's share price of 0.64 for 70,000 options and
0.43 for 20,000 options issued during fiscal 2001, a weighted average risk free interest rate of 5% over a four year period and a fair value of options of $2.70 ( 2001 - $3.10 and $1.50 respectively).

================================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
17.     RECONCILIATION  TO  ACCOUNTING  PRINCIPLES
     GENERALLY  ACCEPTED  IN  THE  UNITED  STATES  -  (CONTINUED)

(a)     Stock  Options  -  (Continued)

     The Company follows APB 25 for options granted to employees. For employees, compensation expense is recognized under the intrinsic value method. Under this method, compensation cost is the excess, if any, of the quoted market price at grant date over the exercise price. Such expense is reflected over the service period; if for prior services, expensed at date of grant; if for future services, expensed over vesting period. The exercise price of the stock options outstanding to employees is equal or exceeds the market value of the shares at the date granted, therefore, no compensation expense is recognized at grant date for US GAAP purposes.

(b)     Interest  Free  Loans

     Under US GAAP, the benefit of interest free loans is reflected as a discount to the debt and a credit to paid in capital. This discount is computed using the current borrowing rate available to the Company and amortized over the life of the debt.

(c)     Joint  Venture

     Under US GAAP, the Company would use the equity method of accounting for joint ventures rather than the proportionate consolidation method of accounting. For further information see Note 6.

(d)     Comprehensive  Income

     Under US GAAP, comprehensive income must be reported which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners.

(e)     Marketable  Securities

     Under accounting principles generally accepted in Canada, gains (losses) in shares of public companies are not recognized until investments are sold unless there is deemed to be an impairment in value which is other than temporary. Under US GAAP, such investments are recorded at market value and the unrealized gains and losses are recognized as a separate item in the shareholder's equity section of the balance sheet unless impairments are considered other than temporary.

(f)     Preference  Shares

     In 2001 under US GAAP, the Company has recorded a deemed dividend of approximately $420,000 for the beneficial conversion under the terms of the preferred shares.

(g)     Oil  and  Gas  Properties

     Under US GAAP, the Company is required to discount future net revenues at 10% for purposes of calculating any required ceiling test write-down. Under Canadian GAAP, future net revenues are not discounted, however, they are reduced for estimated future general and administrative expenses and interest. As a result the carrying value of the oil and gas properties under US GAAP would be written down to discounted future net revenues.

===============================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
17.     RECONCILIATION  TO  ACCOUNTING  PRINCIPLES
     GENERALLY  ACCEPTED  IN  THE  UNITED  STATES  -  (CONTINUED)

(h)     Recently  Adopted  Accounting  Standards

     In 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 dealing with revenue recognition which is effective in the fourth quarter of the Company's 2000 fiscal year. The adoption of this Staff Accounting Bulletin did not have a material effect on the Company's financial statements.

     In  March  2000,  the  Financial  Accounting  Standards  Board  Issued FASB
Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation", an interpretation of APB Opinion No. 25. The Company adopted the interpretation on July 1, 2000. Among other things, the Interpretation requires that stock options that have been modified to reduce the exercise price be accounted for as variable. As of July 1, 2000, under the provisions of Interpretation No. 44, any options that are considered repriced are accounted for as variable options from that date forward. Therefore, the option value will be re-measured on a quarterly basis using the greater of the exercise price or the July 1, 2000 fair market value as the basis for determining increases in the intrinsic value of the options. During 2001, the Company repriced 57,500 options with an intrinsic value of $92,000 which has been included in the compensation expense adjustment. During 2002, these repriced options were exercised and an additional intrinsic value of $102,550 was recorded to the compensation expense adjustment on their respective measurement dates.

     In  June  2001,  the  FASB  issued  FASB  Statement  No.  141,  "Business
Combinations" (SFAS 141), and No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that the Company reclassifies the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141. Management believes the adoption of this statement will have no material impact on the financial statements.

     SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite  useful  life  should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires that the Company complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142. During 2002, the Company early adopted SFAS 142, management has determined that the value of goodwill was impaired, accordingly a transitional impairment loss $2,056,832 has been reported as a cumulative effect of a change in accounting principle. Goodwill had previously been amortized over 10 years. This change in accounting policy has been applied by recording a cumulative adjustment in 2002.
===============================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
17.     RECONCILIATION  TO  ACCOUNTING  PRINCIPLES
     GENERALLY  ACCEPTED  IN  THE  UNITED  STATES  -  (CONTINUED)

(h)     Recently  Adopted  United  States  Accounting  Standards  (continued)

     Goodwill is recorded net of the transitional impairment loss of $2,056,832 and accumulated amortization prior to adoption of $615,417 (2001 - $615,417).

     The adjusted net loss from continuing operations per US GAAP, basic and diluted net loss per share from continuing operations and basic and diluted net loss per share for comparative fiscal years ending June 30, 2001 and 2000 if no amortization was recorded in those years are as follows:



                                                    2002         2001          2000
                                          -----------------------------------------
  Reported net loss from continuing
    operations per US GAAP                 $ (2,441,721)  $(1,357,753)  $(1,785,582)
Add back:          Goodwill amortization              -       261,258       261,258
                                           -----------------------------------------
Adjusted net loss from continuing
  operations per US GAAP                   $ (2,441,721)  $(1,096,495)  $(1,524,324)
                                           =========================================

Basic and diluted net loss per share from
      continuing operations per US GAAP
 Reported net loss from continuing
   operations per US GAAP                  $      (0.37)  $     (0.42)  $     (0.57)
Goodwill amortization                                 -          0.06          0.08
                                           ------------------------------------------
Adjusted net loss from continuing
operations                                 $      (0.37)  $     (0.36)  $     (0.49)
                                           ===========================================

Basic and diluted net loss per share
           per US GAAP:
Reported net loss per US GAAP              $      (0.68)  $     (1.04)  $     (0.97)
Goodwill amortization                                 -          0.06          0.08
                                           -------------------------------------------
Adjusted net loss for the year
  per US GAAP                              $      (0.68)  $     (0.98)  $     (0.89)
                                           ============================================


===============================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
17.     RECONCILIATION  TO  ACCOUNTING  PRINCIPLES
     GENERALLY  ACCEPTED  IN  THE  UNITED  STATES  -  (CONTINUED)

(h)     Recently  Issued  United  States  Accounting  Standards  (continued)

     In August 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for the fiscal year ending June 30, 2003. Management believes the adoption of this statement will have no material impact on the financial statements.

     In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuous operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, is to be applied prospectively. Currently, the Company is assessing, but has not yet determined how the adoption of SFAS 144 will impact its financial position and results of operation.

     In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 rescinds FASB No. 4 "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that statement, FASB No. 64 "Extinguishments of Debt made to Satisfy Sinking-Fund Requirements". This statement also rescinds FASB No. 44, "Accounting for Intangible Assets of Motor Carriers". This statement amends FASB No. 13, "Accounting for Leases", to eliminate an inconsistency between required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions for debt extinguishments are applicable for fiscal years beginning after May 15, 2002 and the provisions regarding lease accounting are for transactions occurring after May 15, 2002. Management believes the adoption of this statement will not have a material effect on the financial position and results of operations.

     In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at the date the liability is incurred and is measured and recorded at fair value. This is effective for exits or disposal activities initiated after December 31, 2002. Management is of the opinion that the adoption of SFAS No. 146 will not impact its financial position and results of operation.

===============================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------

If US GAAP were followed, the effect on the consolidated balance sheet would be as follows:



                                                   2002          2001
                                               --------------------------
Total assets per Canadian GAAP                 $25,314,103   $19,050,175
Unrealized gain on marketable securities (e)             -        34,077
Writedown oil and gas properties (g)            (1,044,000)            -
                                               --------------------------
Total assets per US GAAP                       $24,270,103   $19,084,252
                                               ==========================
Total liabilities per Canadian GAAP            $ 7,255,421   $ 7,692,734
Unamortized debt discount (b)                            -      (155,180)
                                               --------------------------
Total liabilities per US GAAP                  $ 7,255,421   $ 7,537,554
                                               ==========================
Total shareholders' equity per Canadian GAAP   $18,058,682   $11,357,441
Other paid in capital adjustment per US GAAP
Compensation expense (a)                           413,102       301,931
Debt discount (b)                                  683,162       683,162
Unrealized gain on marketable securities (e)             -        34,077
Deficit adjustments per US GAAP
Amortization of debt discount                     (683,162)     (527,982)
Compensation expense                              (413,102)     (301,931)
Writedown oil and gas properties                (1,044,000)            -
                                               --------------------------
Total shareholders' equity per US GAAP         $17,014,682   $11,546,698
                                               ==========================

===============================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
17.     RECONCILIATION  TO  ACCOUNTING  PRINCIPLES
     GENERALLY  ACCEPTED  IN  THE  UNITED  STATES  -  (CONTINUED)


If  US GAAP were followed, the effect on the consolidated statements of loss would be as follows:

                                                    2002          2001          2000
                                                ----------------------------------------
Net loss from continuing operations
according to Canadian GAAP                      $(1,131,370)  $  (974,406)  $(1,436,907)
Compensation expense adjustment (a)                (111,171)     (204,040)            -
Amortization of debt discount (b)                  (155,180)     (179,307)     (348,675)
Writedown oil and gas properties (g)             (1,044,000)            -             -
                                                ----------------------------------------
Net loss from continuing operations
according to US GAAP                             (2,441,721)   (1,357,753)   (1,785,582)
Loss from discontinued operations                         -    (2,660,510)   (1,250,992)
                                                 ---------------------------------------
Net loss according to US GAAP before
  cumulative effect of a change in accounting
  principle                                      (2,441,721)   (4,018,263)   (3,036,574)
Cumulative effect of a change in accounting
  principle                                      (2,056,832)            -             -
                                                ----------------------------------------
Net loss according to US GAAP                    (4,498,553)   (4,018,263)   (3,036,574)
Unrealized (loss) gain on
  marketable securities (e)                         (34,077)       34,077             -
                                                 ---------------------------------------
Comprehensive net loss according to
US GAAP                                         $(4,498,553)  $(4,018,263)  $(3,036,574)
                                                ========================================

Net loss according to US GAAP                   $(4,498,553)  $(4,018,263)  $(3,036,574)
Deemed dividend on preferred shares (f)                   -      (420,000)            -
                                                ----------------------------------------
Net loss available for common shareholders      $(4,498,553)  $(4,438,263)  $(3,036,574)
                                                ========================================
Basic and diluted net loss per common
share from continuing operations
according to US GAAP                            $     (0.37)  $     (0.42)  $     (0.57)
                                                ========================================
Loss per common share for the cumulative
effect of a change in accounting
principle for GAAP                              $     (0.31)  $         -   $         -
                                                ========================================
Basic and diluted net loss per common
share according to US GAAP                      $     (0.68)  $     (1.04)  $     (0.97)
                                                ========================================
Shares used in the computation of basic
and diluted earnings per share                    6,638,384     4,256,502     3,135,857
                                                ========================================




===============================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
18.     SUBSEQUENT  EVENT

Subsequent to year-end, one of M&M's joint ventures required an increase in its credit facility to the amount of $2,450,000. The facility is repayable on demand on or before December 31, 2002 and bears interest at the bank's prime lending rate plus 2.00% per annum. As security for this facility, M&M was required to confirm that they would not claim repayment of $300,000 owed to them by the joint venture until December 31, 2002. M&M was also required to provide a guarantee of $500,000 until December 31, 2002. Along with the existing postponement of $50,000 and permanent guarantee of $75,000 (see Note 7), M&M's commitment is now at $350,000 postponement and $575,000 guarantee.

--------------------------------------------------------------------------------
19.     SEGMENTED  INFORMATION

The Company's operations are separated into two distinct segments; the Industrial & Offshore Division, consisting of the operations of M&M and its wholly-owned subsidiary MMO, and the Oil & Gas Division performing oil and gas exploration and production. M&M and MMO are engineering and construction companies, performing installation, erection, welding, maintenance and ancillary fabrication services.

The  following is the Company's segmented information for continuing operations:


For  the  year  ended  June  30,  2002

                         INDUSTRIAL &
                             OFFSHORE     OIL & GAS                    2002
                             DIVISION     DIVISION     CORPORATE      TOTAL
                        ------------------------------------------------------
Revenue                     $21,561,858  $  448,463   $        -   $22,010,321

Interest expense                131,084           -        4,925       136,009

Amortization                    321,991     376,622            -       698,613

Net earnings (loss) from
continuing operations       $   187,642  $ (690,758)  $ (628,254)  $(1,131,370)

Capital assets and Oil and
Gas Interests               $ 2,834,859  $4,400,078   $        -   $ 7,234,937



===============================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
19.     SEGMENTED  INFORMATION  (CONTINUED)

For  the  year  ended  June  30,  2001


                          INDUSTRIAL &
                              OFFSHORE     OIL & GAS                   2001
                              DIVISION     DIVISION    CORPORATE      TOTAL
                          -----------------------------------------------------
Revenue                     $18,770,318   $  313,490  $        -   $19,083,808

Interest expense                251,592            -       4,896       256,488

Amortization                    631,634       45,364           -       676,998

Net earnings (loss) from
continuing operations       $(2,100,005)  $1,239,633  $ (114,034)  $  (974,406)

Capital assets and Oil and
Gas Interests               $ 3,268,096   $2,017,493  $        -   $ 5,285,589



For  the  year  ended  June  30,  2000


                       INDUSTRIAL &
                           OFFSHORE    OIL & GAS                   2000
                           DIVISION    DIVISION    CORPORATE       TOTAL
                       -----------------------------------------------------
Revenue                   $18,924,369  $       -  $         -   $18,924,369

Interest expense              214,548     26,700            -       241,248

Amortization                  627,377          -            -       627,377

Net earnings (loss) from
continuing operations     $   520,852  $       -  $(1,957,759)  $(1,436,907)





--------------------------------------------------------------------------------

20.  DISCONTINUED OPERATIONS

Effective June 30, 2001 the Company adopted a formal plan to dispose of its power segment of business (the "Power Division"). The Company intends to exercise its option under the terms of the Revised VBC Agreement to cause VBC to purchase the Company's equity shares in the KEOPL (see Note 2) and has adopted a formal plan of disposition of its interest in the Karnataka Project.

===============================================================================
ENERGY POWER SYSTEMS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)

JUNE 30, 2002, 2001 AND 2000
--------------------------------------------------------------------------------

20.  DISCONTINUED OPERATIONS - (CONTINUED)

Effective May 30, 2000, the Company divested its 51% ownership interest in its Norwegian engineering design subsidiary, Merlin, for $10 cash. Effective June 30, 2000 the Company adopted a formal plan of disposition for its barge mounted power plant construction subsidiary ASIH.

The results of each of Power Division, Merlin and ASIH have been accounted for as discontinued operations. Estimated disposal costs have been included in the loss from discontinued operations.

The  accounting  for  these  discontinued  operations  is summarized as follows:




                                          2002          2001          2000
                                       -----------------------------------
Revenues
Merlin                                   $   -  $         -   $ 5,575,145
ASIH                                         -            -             -
Power division                               -            -             -
                                       -----------------------------------
                                         $   -  $         -   $ 5,575,145
                                       ===================================
Earnings (loss) from operations
Merlin                                   $   -  $         -   $   (41,428)
ASIH                                         -            -      (688,221)
Power division                               -      (48,414)     (667,658)
                                        ----------------------------------
                                             -      (48,414)   (1,397,307)
                                        ----------------------------------
Gain (loss) from disposal of operations
Merlin                                       -            -       666,610
ASIH                                         -            -      (520,295)
Power division                               -   (2,612,096)            -
                                         ---------------------------------
                                             -   (2,612,096)      146,315
                                         ---------------------------------
Loss from discontinued operations        $   -  $(2,660,510)  $(1,250,992)
                                         =================================



The Company's consolidated balance sheets include the following amounts related to the discontinued operations:



                                      2002        2001
                                ----------------------
Investment                      $3,500,000  $3,500,000
                                ======================
Total net assets                $3,500,000  $3,500,000
                                ======================


===============================================================================
                                                    ENERGY POWER SYSTEMS LIMITED
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                 (EXPRESSED IN CANADIAN DOLLARS)

JUNE  30,  2002,  2001  AND  2000
--------------------------------------------------------------------------------
21.     CONTINGENT  LIABILITY

     Writ  of  Summons

     On August 28, 2002, Oakwell Engineering Limited ( "Oakwell"), a company incorporated in the Republic of Singapore, which was the former joint venturer with the Company in the Project referred to in Note 2, pursuant to a Settlement Agreement (the "Agreement") dated December 29, 1998 entered into between Oakwell and the Company, filed a Writ of Summons against the Company. Oakwell's claim against the Company is the sum of US $2,790,000, an amount equivalent to 6.25% of the actual cash available for foreign repatriation from the Project in each of the first five years after the commercial operation date of the Project or in the alternative, damages; interest at 8% per annum and indemnity costs. The Company intends to counter claim against Oakwell for damages, costs and interest. Oakwell has claimed repudiation of the Agreement. Oakwell has renounced further performance of the Agreement which has been accepted by the Company.

     Subsequent to the Agreement, a change of circumstances materially affected the Project which may affect the terms of the Agreement. Management will seek all legal remedies to defend against this claim. No provision has been made to these financial statements for the claim.